SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Patheon N.V.

(Name of Issuer)

Ordinary shares, par value €0.01 per share

(Title of Series of Securities)

N6865W105

(CUSIP Number)

Thermo Fisher Scientific Inc.

168 Third Avenue

Waltham, MA 02451

(781) 622-1000

with copies to:

Matthew M. Guest, Esq.	Leo F. Groothuis
Wachtell, Lipton, Rosen & Katz	NautaDutilh N.V.
51 West 52nd Street	Beethovenstraat 400
New York, New York 10019	1082 P.R. Amsterdam
+1 212 403-1000	The Netherlands
+31 20 71 71 994

September 12, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6865W105

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Fisher Scientific Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 143,781,162

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 143,781,162

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,781,162

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.0%

14.	TYPE OF REPORTING PERSON CO

CUSIP No. N6865W105

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Fisher (CN) Luxembourg S.à r.l.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0

	8.	SHARED VOTING POWER 143,781,162

	9.	SOLE DISPOSITIVE POWER 0

	10.	SHARED DISPOSITIVE POWER 143,781,162

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,781,162

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.0%

14.	TYPE OF REPORTING PERSON OO

Explanatory Note

This Amendment No. 1 on Schedule 13D (this “Amendment”)  amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on September 7, 2017 (the “Schedule 13D”) and relates to the tender offer by Thermo Fisher (CN) Luxembourg S.à r.l. (“Purchaser”), a wholly owned subsidiary of Thermo Fisher Scientific Inc. (“Parent”), for all outstanding ordinary shares, with a par value of €0.01 per share (the “Shares”), of Patheon N.V. (the “Issuer”) at a price of $35.00 per share, in cash, without interest and less applicable withholding taxes (the “Offer”), upon the terms and subject to the conditions set forth in the Schedule TO initially filed with the SEC on May 31, 2017 (together with any amendments and supplements thereto, the “Schedule TO”), a copy of which is attached as Exhibit B to the Schedule 13D, and in the offer to purchase dated May 31, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit C to the Schedule 13D, and the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit D to the Schedule 13D. This Amendment also relates to the purchase agreement dated as of May 15, 2017 by and between Parent, Purchaser, and the Issuer (the “Purchase Agreement”), a copy of which is attached as Exhibit E to the Schedule 13D, pursuant to which the Offer was made, and the tender and support agreements, dated as of May 15, 2017, which Parent entered into with JLL Patheon Co-Investment Fund L.P., certain other affiliates of JLL Partners LLC, Koninklijke DSM N.V., JLL/Delta Patheon Holdings L.P. and Patheon Holdco Coöperatief U.A. (collectively, the “Tender and Support Agreements”), a form of which is attached as Exhibit F to the Schedule 13D.  Except as indicated in this Amendment, all other information set forth in the Schedule 13D remains unchanged, and capitalized terms used herein which are not defined herein have the same meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

This Amendment reports a change in the percentage of Purchaser and Parent’s beneficial ownership of the Shares of the Issuer since the filing of the Schedule 13D.  The information set forth under Item 5 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Purchaser and Parent may be deemed to beneficially own, in the aggregate, 143,781,162 Shares, representing approximately 99.0% of the Issuer’s outstanding Shares (based upon the 145,264,378 Shares stated to be outstanding as of September 12, 2017 by American Stock Transfer & Trust Company, LLC, in its capacity as depositary for the Shares).

Purchaser has voting power and dispositive power with regard to 143,781,162 Shares. Parent, by virtue of its relationship to Purchaser (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Purchaser directly beneficially owns.

(c) Since the filing of the Schedule 13D, Purchaser purchased 5,220,033 Shares between September 7, 2017 and September 12, 2017 pursuant to the Offer.  Transactions in the Shares effected by Purchaser are set forth on Schedule A to this Amendment.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description
A	Joint Filing Agreement, dated as of September 7, 2017, by and between Thermo Fisher Scientific Inc. and Thermo Fisher (CN) Luxembourg S.à r.l.

B.1	Schedule TO, dated May 31, 2017 (incorporated herein by reference to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on May 31, 2017).

B.2

Amendment No. 1 to the Schedule TO, dated June 26, 2017 (incorporated herein by reference to the Amendment No. 1 to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on June 27, 2017).

B.3

Amendment No. 2 to the Schedule TO, dated July 17, 2017 (incorporated herein by reference to the Amendment No. 2 to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on July 18, 2017).

B.4

Amendment No. 3 to the Schedule TO, dated July 20, 2017 (incorporated herein by reference to the Amendment No. 3 to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on July 20, 2017).

B.5

Amendment No. 4 to the Schedule TO, dated August 2, 2017 (incorporated herein by reference to the Amendment No. 4 to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on August 2, 2017).

B.6

Amendment No. 5 to the Schedule TO, dated August 7, 2017 (incorporated herein by reference to the Amendment No. 5 to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on August 8, 2017).

B.7

Amendment No. 6 to the Schedule TO, dated August 23, 2017 (incorporated herein by reference to the Amendment No. 6 to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on August 23, 2017).

B.8

Amendment No. 7 to the Schedule TO, dated August 29, 2017 (incorporated herein by reference to the Amendment No. 7 to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on August 29, 2017).

B.9

Amendment No. 8 to the Schedule TO, dated September 13, 2017 (incorporated herein by reference to the Amendment No. 8 to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on September 13, 2017).

C	Offer to Purchase, dated May 31, 2017 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on May 31, 2017).

D	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on May 31, 2017).

E

Purchase Agreement, dated as of May 15, 2017, by and between Thermo Fisher Scientific Inc., Thermo Fisher (CN) Luxembourg S.à. r.l., and Patheon N.V. (incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on May 31, 2017).

F	Form of Tender and Support Agreement, dated as of May 15, 2017 (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on May 31, 2017).

G

Commitment Letter, dated May 15, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC (incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on May 31, 2017).

H

Supplemental Commitment Letter, dated May 26, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and the additional lenders party thereto (incorporated by reference to Exhibit (b)(2) to the Schedule TO filed by Thermo Fisher Scientific Inc. with the SEC on May 31, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: September 13, 2017	THERMO FISHER SCIENTIFIC INC.

	By:	/s/ Seth H. Hoogasian
Seth H. Hoogasian
Senior Vice President and General Counsel

THERMO FISHER (CN) LUXEMBOURG S.À R.L.

	By:	/s/ Sharon Briansky
Sharon Briansky
Empowered Signatory

Schedule A

Transactions in the Shares effected by Purchaser since the filing of the Schedule 13D are set forth below. Such transactions involved the purchase of Shares pursuant to the Offer.

Date	Price	Shares
September 7, 2017	$35.00	464,023
September 8, 2017	$35.00	6,484
September 11, 2017	$35.00	144,611
September 12, 2017	$35.00	4,604,915